UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2015

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the three and nine months ended September 30, 2015.

1.	Quarterly Report of Textainer Group Holdings Limited for the Three and Nine Months Ended September 30, 2015.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Nine Months Ended September 30, 2015

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent, that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information — Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2015 (our “2014 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information — Risk Factors” included in our 2014 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information — Risk Factors” included in our 2014 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information — Risk Factors” included in our 2014 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2014 Form 20-F.

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2015		2014		2015		2014
Revenues:
Lease rental income		$128,262		$130,491		$385,850		$374,780
Management fees		3,951		4,475		11,978		13,256
Trading container sales proceeds		2,280		6,088		11,332		20,641
Gains on sale of containers, net		1,092		3,471		3,741		10,808

Total revenues		135,585		144,525		412,901		419,485

Operating expenses:
Direct container expense		13,317		11,126		32,486		37,240
Cost of trading containers sold		2,599		5,911		11,207		20,465
Depreciation expense and container impairment		63,603		47,616		159,930		130,156
Amortization expense		1,168		985		3,502		2,843
General and administrative expense		7,134		6,037		21,629		19,269
Short-term incentive compensation expense		207		1,257		1,645		2,764
Long-term incentive compensation expense		1,360		1,669		4,841		4,879
Bad debt expense (recovery), net		2,619		(3,701)		5,161		(1,569)

Total operating expenses		92,007		70,900		240,401		216,047

Income from operations		43,578		73,625		172,500		203,438

Other (expense) income:
Interest expense		(18,979)		(18,484)		(57,639)		(67,358)
Interest income		27		31		90		90
Realized losses on interest rate swaps, collars and caps, net		(3,488)		(2,854)		(9,582)		(7,421)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(9,378)		4,820		(12,053)		3,959
Other, net		12		7		25		(1)

Net other expense		(31,806)		(16,480)		(79,159)		(70,731)

Income before income tax and noncontrolling interests		11,772		57,145		93,341		132,707
Income tax (expense) benefit		(1,625)		(820)		(4,260)		18,695

Net income		10,147		56,325		89,081		151,402
Less: Net income attributable to the noncontrolling interests	(256)		(2,028)		(3,624)		(4,443)

Net income attributable to Textainer Group Holdings Limited common shareholders	$9,891		$54,297		$85,457		$146,959

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.17		$0.96		$1.50		$2.59
Diluted	$0.17		$0.95		$1.50		$2.57
Weighted average shares outstanding (in thousands):
Basic	57,009		56,719		56,993		56,687
Diluted	57,083		57,120		57,127		57,085
Other comprehensive income:
Foreign currency translation adjustments		(86)		(2)		(205)		46

Comprehensive income		10,061		56,323		88,876		151,448
Comprehensive income attributable to the noncontrolling interests		(256)		(2,028)		(3,624)		(4,443)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$9,805		$54,295		$85,252		$147,005

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2015 and December 31, 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$94,214	$107,067
Accounts receivable, net of allowance for doubtful accounts of $14,677 and $12,139 at 2015 and 2014, respectively	93,056	91,866
Net investment in direct financing and sales-type leases	88,123	89,003
Trading containers	5,834	6,673
Containers held for sale	41,185	25,213
Prepaid expenses and other current assets	14,113	17,593
Insurance receivable	9,068	—
Deferred taxes	2,087	2,100
Due from affiliates, net	447	—

Total current assets	348,127	339,515
Restricted cash	40,406	60,310
Containers, net of accumulated depreciation of $776,175 and $685,667 at 2015 and 2014, respectively	3,713,566	3,629,882
Net investment in direct financing and sales-type leases	263,367	280,002
Fixed assets, net of accumulated depreciation of $9,647 and $9,139 at 2015 and 2014, respectively	1,469	1,385
Intangible assets, net of accumulated amortization of $34,470 and $30,968 at 2015 and 2014, respectively	21,489	24,991
Interest rate swaps, collars and caps	12	1,568
Other assets	20,857	21,324

Total assets	$4,409,293	$4,358,977

Liabilities and Equity
Current liabilities:
Accounts payable	$7,893	$5,652
Accrued expenses	8,585	11,935
Container contracts payable	35,269	63,323
Other liabilities	298	317
Due to owners, net	11,939	11,003
Term loan	31,600	31,600
Bonds payable	59,982	59,959

Total current liabilities	155,566	183,789
Revolving credit facilities	967,263	944,790
Secured debt facilities	1,121,100	1,017,100
Term loan	414,400	444,100
Bonds payable	453,438	498,428
Interest rate swaps, collars and caps	12,716	2,219
Income tax payable	8,483	7,696
Deferred taxes	8,263	5,675
Other liabilities	2,596	2,815

Total liabilities	3,143,825	3,106,612

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 57,015,980 and 56,863,094 at 2015 and 2014, respectively	565	565
Additional paid-in capital	384,047	378,316
Accumulated other comprehensive income	(248)	(43)
Retained earnings	818,804	813,707

Total Textainer Group Holdings Limited shareholders’ equity	1,203,168	1,192,545
Noncontrolling interests	62,300	59,820

Total equity	1,265,468	1,252,365

Total liabilities and equity	$4,409,293	$4,358,977

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Cash flows from operating activities:
Net income	$89,081	$151,402

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	159,930	130,156
Bad debt expense (recovery), net	5,161	(1,569)
Unrealized losses (gains) on interest rate swaps, collars and caps, net	12,053	(3,959)
Amortization of debt issuance costs and accretion of bond discount	6,028	15,035
Amortization of intangible assets	3,502	2,843
Gains on sale of containers, net	(3,741)	(10,808)
Share-based compensation expense	5,345	5,592
Changes in operating assets and liabilities	201	(30,149)

Total adjustments	188,479	107,141

Net cash provided by operating activities	277,560	258,543

Cash flows from investing activities:
Purchase of containers and fixed assets	(447,765)	(492,162)
Proceeds from sale of containers and fixed assets	94,486	105,516
Receipt of payments on direct financing and sales-type leases, net of income earned	77,743	53,463

Net cash used in investing activities	(275,536)	(333,183)

Cash flows from financing activities:
Proceeds from revolving credit facilities	345,177	211,295
Principal payments on revolving credit facilities	(322,704)	(175,323)
Proceeds from secured debt facilities	160,000	341,500
Principal payments on secured debt facilities	(56,000)	(34,500)
Proceeds from term loan	—	500,000
Principal payments on term loan	(29,700)	(13,400)
Principal payments on bonds payable	(45,173)	(728,859)
Decrease in restricted cash	19,904	20,023
Debt issuance costs	(5,058)	(7,922)
Issuance of common shares upon exercise of share options	292	2,405
Excess tax benefit from share-based compensation awards	94	1,375
Capital contributions from noncontrolling interest	1,850	4,623
Dividends paid to Textainer Group Holdings Limited shareholders	(80,360)	(79,924)
Dividends paid to noncontrolling interest	(2,994)	—

Net cash (used in) provided by financing activities	(14,672)	41,293

Effect of exchange rate changes	(205)	46

Net decrease in cash and cash equivalents	(12,853)	(33,301)
Cash and cash equivalents, beginning of the year	107,067	120,223

Cash and cash equivalents, end of period	$94,214	$86,922

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2015	2014
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps, collars and caps, net	$62,295	$61,092
Net income taxes paid	$541	$1,391
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(28,054)	$147,488
Containers placed in direct financing and sales-type leases	$72,271	$111,726
Intangible assets relinquished for container purchases	$—	$153

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 10 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on March 13, 2015.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of September 30, 2015, and the Company’s condensed consolidated results of operations for the three and nine months ended September 30, 2015 and 2014 and condensed consolidated cash flows for the nine months ended September 30, 2015 and 2014. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2015.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”) and whether the accounting guidance requires consolidation. All significant intercompany accounts and balances have been eliminated in consolidation.

The Company has determined whether it has a controlling interest in a VIE by considering whether its involvement with the VIE is significant and whether it is the primary beneficiary based on the following:

•	The power to direct the activities of the VIE that most significantly impact the entity’s economic performance;

•	The aggregate indirect and direct variable interests held by the Company have the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the VIE; and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

•	Qualitative and quantitative factors regarding the nature, size, and form of the Company’s involvement with the VIE.

Voting interest entities in which the Company has a controlling financial interest and its VIE in which the Company is the primary beneficiary are consolidated into the Company’s financial statements. The Company’s consolidated VIE is TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company), and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. The purpose of TW is to lease containers to lessees under direct financing leases. The book values of TW’s direct financing and sales-type leases and related debt as of September 30, 2015 and December 31, 2014 are disclosed in Note 7 “Direct Financing and Sales-type Leases” and Note 9 “Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments”, respectively.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 11 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located in Bermuda, Canada, Hong Kong, Malaysia, Singapore, the United Kingdom and the United States. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. The Company reviews its intangible assets for impairment if events and circumstances indicate that the carrying amount of the intangible assets may not be recoverable. The Company compares the carrying value of the intangible assets to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying amount exceeds expected undiscounted cash flows, the intangible assets are reduced to their fair value.

The changes in the carrying amount of intangible assets during the nine months ended September 30, 2015 are as follows:

Balance as of December 31, 2014	$24,991
Amortization expense	(3,502)

Balance as of September 30, 2015	$21,489

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule, by year, of future amortization of intangible assets as of September 30, 2015:

Twelve months ending September 30:
2016	$4,666
2017	4,396
2018	4,202
2019	4,130
2020 and thereafter	4,095

Total future amortization of intangible assets	$21,489

(e)	Lease Rental Income

Lease rental income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct financing and sales-type leases, a container is usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct financing leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the lease terms so as to produce a constant periodic rate of return on the net investment in the leases.

The Company’s container leases generally do not include step-rent provisions, nor do they depend on indices or rates. The Company recognizes revenue on container leases that include lease concessions in the form of free-rent periods using the straight-line method over the minimum terms of the leases.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. The Company estimates the useful lives of its containers to be as follows:

Container type	Estimated useful life (years)
Non-refrigerated containers other than open top and flat rack containers	13
Refrigerated containers	12
Tanks	20
Open top and flat rack containers	14

Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. The Company has experienced a significant decrease in container resale prices as a result of the decreased cost of new containers. Based on this extended period of lower realized container resale prices, the Company decreased the estimated future residual value of its 40’ high cube containers from $1,650 per container to $1,450 per container used in the calculation of depreciation expense during the three months ended September 30, 2015. The effect of this change was an increase in depreciation expense of $5,801 for the three and nine months ended September 30, 2015, of which $931 was a one-time charge for containers that were fully depreciated under the previous residual value. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

The Company recorded an impairment during the nine months ended September 30, 2015 of $288 and an impairment expense during both the three and nine months ended September 30, 2014 of $1,651, as a part of depreciation expense and container impairment for containers that were economically unrecoverable from lessees in default. The Company also recorded an impairment net of estimated insurance proceeds of $2,650 for the three and nine months ended September 30, 2015 for containers on operating and direct financing leases that were deemed economically unrecoverable from a customer that became insolvent in August 2015 (see Note 3 “Insurance Receivable and Impairment”).

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is deemed to be unlikely.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company also accounts for income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. If there are findings in future regulatory examinations of the Company’s tax returns, those findings may result in an adjustment to income tax expense.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases generally require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related terms of its leases. The Company has not recognized revenue and related expense for customers who are billed at the end of their lease terms under the DPP. Based on past history, there is uncertainty as to the collectability of these amounts from lessees who are billed at the end of their lease terms because the amounts due under the DPP are typically re-negotiated at the end of the lease terms or the lease terms are extended. The Company uses the direct expense method of accounting for maintenance and repairs.

(i)	Debt Issuance Costs

The Company capitalizes costs directly associated with the issuance or modification of its debt in prepaid expenses and other current assets and other assets in the condensed consolidated balance sheets. Debt issuance costs are amortized using the interest rate method over the general terms of the related debt and the amortization is recorded in the condensed consolidated statements of comprehensive income as interest expense. Debt issuance costs of $5,221 and $8,177 were capitalized during the nine months ended September 30, 2015 and 2014, respectively. For the three and nine months ended September 30, 2015, amortization of debt issuance costs of $1,741 and $5,364, respectively, were recorded in interest expense. For the three and nine months ended September 30, 2014, amortization of debt issuance costs of $2,426 and $8,007, respectively, were recorded in interest expense. When the Company’s debt is modified or terminated, any unamortized debt issuance costs related to a decrease in borrowing capacity under any of the Company’s lenders is immediately written-off. For the nine months ended September 30, 2015, interest expense included $160 and $298 of write-offs of unamortized debt issuance costs related to the amendment of TL’s revolving credit facility and the amendment of the Company’s wholly-owned subsidiary, Textainer Marine Containers IV Limited’s (“TMCL IV”) (a Bermuda company), secured debt facility, respectively. For the three months ended September 30, 2014, interest expense included $390 of write-offs of unamortized debt issuance costs related to the amendment of the Company’s wholly-owned subsidiary, Textainer Marine Containers II Limited’s (“TMCL II”) (a Bermuda company), secured debt facility. For the nine months ended September 30, 2014, interest expense included $390 and $6,424 of write-offs of unamortized debt issuance costs related to the aforementioned amendment of TMCL II’s secured debt facility and the redemption of the Company’s wholly owned subsidiary, Textainer Marine Containers Limited’s (a Bermuda Company), bonds.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(j)	Foreign Currency Transactions

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three and nine months ended September 30, 2015, $3,280 (or 24.6%) and $9,027 (or 27.8%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three and nine months ended September 30, 2014, $3,237 (or 29.1%) and $10,485 (or 28.2%), respectively, of the Company’s direct container expenses were paid in foreign currencies. For the three and nine months ended September 30, 2015 and 2014, the Company’s direct container expenses were paid in up to 18 different foreign currencies, respectively. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency.

(k)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for the lessees noted in the table below, no single lessees made up greater than 10% of the Company’s lease rental income for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30,		Nine Months Ended September 30,
Lessee	2015	2014	2015	2014
Customer A	11.0%	10.6%	11.0%	10.6%
Customer B	10.6%	n/a	10.3%	n/a

The same customers accounted for 8.9% (Customer A) and 9.0% (Customer B) of the Company’s gross accounts receivable as of September 30, 2015 and 9.3% (Customer A) and 8.9% (Customer B) of the Company’s gross accounts receivable as of December 31, 2014.

(l)	Derivative Instruments

The Company has entered into various interest rate swap, collar and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under interest rate swap agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive income.

As of the balance sheet dates, none of the derivative instruments are designated by the Company for hedge accounting. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

(m)	Share Options and Restricted Share Units

The Company estimates the fair value of all employee share options awarded under its 2015 Share Incentive Plan (the “2015 Plan”), amended and restated from the 2007 Share Incentive Plan (the “2007 Plan”) on May 21, 2015, on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of comprehensive income as part of long-term incentive compensation expense.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company uses the Black-Scholes-Merton option-pricing model as a method to determine the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award.

(n)	Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(o)	Net income attributable to Textainer Group Holdings Limited common shareholders per share

Basic earnings per share (“EPS”) is computed by dividing net income attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. For the three and nine months ended September 30, 2015, share options of 798,175 and 801,821, respectively, and outstanding restricted share units of 393,593 and 151,219, respectively, were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. Share options for the three and nine months ended September 30, 2014 of 226,068 and 209,941, respectively, were excluded from the computation of diluted EPS because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

Share amounts in thousands
	Three Months Ended		Nine Months Ended
	Septmeber 30,		September 30,
	2015	2014	2015	2014
Numerator:
Net income attributable to Textainer Group Holdings Limited common shareholders	$9,891	$54,297	$85,457	$146,959
Denominator:
Weighted average common shares outstanding - basic	57,009	56,719	56,993	56,687
Dilutive share options and restricted share units	74	401	134	398

Weighted average common shares outstanding - diluted	57,083	57,120	57,127	57,085

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.17	$0.96	$1.50	$2.59
Diluted	$0.17	$0.95	$1.50	$2.57

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(p)	Fair Value Measurements

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company uses the exchange price notion, which is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2015 and December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2015
Assets
Interest rate swaps, collars and caps	$—	$12	$—

Total	$—	$12	$—

Liabilities
Interest rate swaps, collars and caps	$—	$12,716	$—

Total	$—	$12,716	$—

December 31, 2014
Assets
Interest rate swaps, collars and caps	$—	$1,568	$—

Total	$—	$1,568	$—

Liabilities
Interest rate swaps, collars and caps	$—	$2,219	$—

Total	$—	$2,219	$—

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following table summarizes the Company’s assets measured at fair value on a non-recurring basis as of September 30, 2015 and December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
September 30, 2015
Assets
Containers held for sale (1)	$—	$28,802	$—

Total	$—	$28,802	$—

December 31, 2014
Assets
Containers held for sale (1)	$—	$10,606	$—

Total	$—	$10,606	$—

(1)	Represents the carrying value of containers included in containers held for sale in the condensed consolidated balance sheets that have been impaired to write down the value of the containers to their estimated fair value less cost to sell.

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company recorded impairments during the three and nine months ended September 30, 2015 of $9,629 and $17,297, respectively, and during the three and nine months ended September 30, 2014 of $3,865 and $7,674, respectively, as a part of depreciation expense and container impairment to write down the value of containers held for sale to their estimated fair value less cost to sell.

The Company measures the fair value of its $1,924,949 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and liability of $12 and $12,716, respectively, as of September 30, 2015 and a fair value asset and liability of $1,568 and $2,219, respectively, as of December 31, 2014. The credit valuation adjustment was determined to be $45 and $102 (both of which were additions to the net liabilities) as of September 30, 2015 and December 31, 2014, respectively. The change in fair value for the nine months ended September 30, 2015 and 2014 of ($12,053) and $3,959, respectively, was recorded in the condensed consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

The Company calculates the fair value of its financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps. At September 30, 2015 and December 31, 2014, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

balance) was approximately $345,896 and $354,443 at September 30, 2015 and December 31, 2014, respectively, compared to book values of $351,490 and $369,005 at September 30, 2015 and December 31, 2014, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,047,006 and $2,998,220 at September 30, 2015 and December 31, 2014, respectively, compared to book values of $3,047,783 and $2,995,977 at September 30, 2015 and December 31, 2014, respectively.

(q)	Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard will replace all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard will only apply to sales of equipment portfolios and dispositions of used equipment. The topic was amended in August 2015 to defer the effective date to interim and annual periods beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not expect the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30) (“ASU 2015-03”). This amendment intends to simplify the presentation of debt issuance costs and more closely align the presentation of debt issuance costs under U.S. GAAP with the presentation under comparable International Financial Reporting Standards. The cost of issuing debt will no longer be recorded as a separate asset, except when incurred before receipt of the funding from the associated debt liability. Debt issuance costs will be presented as a direct deduction from the carrying value of the associated debt, consistent with the existing presentation of a debt discount. Before the FASB issued this simplification, debt issuance costs were capitalized as an asset (i.e., prepaid expenses and other current assets and other assets). The costs will continue to be amortized to interest expense using the effective interest method. In August 2015, the FASB issued Accounting Standards Update No. 2015-15 (“ASU 2015-15”) to clarify the exclusion of line-of-credit arrangements from scope of ASU 2015-03. Debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the time of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03, which is required to be applied retrospectively, is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this amendment will result in a reclassification of debt issuance costs associated with the Company’s long-term debt from prepaid expenses and other current assets and other assets to short-term and long-term debt in the Company’s condensed consolidated balance sheets.

(3)	Insurance Receivable and Impairment

In August 2015, one of the Company’s customers became insolvent and containers on operating and direct financing leases to the customer were deemed economically unrecoverable. The Company maintains insurance to cover the value of containers that are economically unrecoverable from its customers. Accordingly, during the three and nine months ended September 30, 2015, an impairment was recorded to write off containers, net and net investment in direct financing and sales-type leases with book values of $8,815 and $2,903, respectively, and an insurance receivable of $9,068 was recorded for estimated insurance proceeds due to the Company. The impairment net of estimated insurance proceeds of $2,650 was recorded in depreciation expense and container impairment in the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

condensed consolidated statements of comprehensive income for the three and nine months ended September 30, 2015. In addition, bad debt expense of $1,575 and $2,574 was recorded in the condensed consolidated statements of comprehensive income for the three and nine months ended September 30, 2015, respectively, to fully reserve for the customer’s outstanding accounts receivable.

(4)	Bankruptcy Settlement

In July 2014, the Company reached a settlement for outstanding claims it had in bankruptcy proceedings with one of its Korean lessees for amounts past due on billings to that lessee. The Company had previously reserved for all outstanding billings from this customer. The settlement amount was paid for in the stock of and a note payable from the newly organized, post-bankruptcy lessee. The Company negotiated the sale of its rights to the stock and note payable for cash, which was completed on August 21, 2014 for $9,926, $7,855 of which was be attributable to the Company’s owned fleet. Accordingly, a bad debt recovery of $4,958 was recognized for billings included in the Company’s allowance for doubtful accounts and lease rental income of $2,620 and gain on sale of containers, net of $277 were recognized for billings that were not previously recognized by the Company.

(5)	Container Purchases

In January and July 2014, the Company concluded two separate purchase totaling approximately 30,108 containers that it had been managing for an institutional investor, including related net investment in direct financing and sales-type leases, for total purchase consideration of $44,098 (consisting of cash of $43,945 and elimination of the Company’s intangible asset for the management rights relinquished of $153). The total purchase price, which was allocated based on the fair value of the assets and liabilities acquired, was recorded as follows:

Containers, net	$41,781
Net investment in direct financing and sales-type leases	2,317

$44,098

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(6)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and nine months ended September 30, 2015 and 2014 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Fees from affiliated owner	$856	$1,198	$2,775	$3,013
Fees from unaffiliated owners	2,644	2,840	7,851	8,575

Fees from owners	3,500	4,038	10,626	11,588
Other fees	451	437	1,352	1,668

Total management fees	$3,951	$4,475	$11,978	$13,256

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at September 30, 2015 and December 31, 2014 consisted of the following:

	September 30,	December 31,
	2015	2014
Affiliated owner	$1,200	$897
Unaffiliated owners	10,739	10,106

Total due to owners, net	$11,939	$11,003

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(7)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 175,700 and 174,271 containers under direct financing and sales-type leases as of September 30, 2015 and December 31, 2014, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of September 30, 2015 and December 31, 2014 were as follows:

	September 30, 2015	December 31, 2014
Future minimum lease payments receivable	$396,101	$422,451
Residual value of containers	7,636	8,650
Less unearned income	(52,247)	(62,096)

Net investment in direct financing and sales-type leases	$351,490	$369,005

Amounts due within one year	$88,123	$89,003
Amounts due beyond one year	263,367	280,002

Net investment in direct financing and sales-type leases	$351,490	$369,005

The carrying value of TW’s net investment in direct financing and sales-type leases was $191,447 and $160,182 at September 30, 2015 and December 31, 2014, respectively.

The Company maintains detailed credit records about its container lessees. The Company’s credit policy sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. Credit criteria used by the Company to set maximum exposure limits may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net were applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of September 30, 2015, the aging would be as follows:

1-30 days past due	$6,504
31-60 days past due	11,896
61-90 days past due	54
Greater than 90 days past due	11,426

Total past due	29,880
Current	366,221

Total future minumum lease payments	$396,101

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the nine months ended September 30, 2015 are as follows:

Balance as of December 31, 2014	$1,143
Additions charged to expense	2,995
Write-offs	(5)

Balance as of September 30, 2015	$4,133

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of September 30, 2015:

Twelve months ending September 30:
2016	$108,055
2017	98,552
2018	76,890
2019	43,882
2020 and thereafter	68,722

Total future minimum lease payments receivable	$396,101

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $5,660 and $19,298 for the three and nine months ended September 30, 2015, respectively. Lease rental income includes income earned from direct financing and sales-type leases in the amount of $6,105 and $17,784 for the three and nine months ended September 30, 2014, respectively.

(8)	Income Taxes

In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014, the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit during the three months ended March 31, 2014 of $22,707 for the re-measurement of its unrecognized tax benefits for the impacted years.

The Company’s effective income tax rates were 13.80% and 4.56% for the three and nine months ended September 30, 2015, respectively, and 1.43% and -14.09% for the three and nine months ended September 30, 2014, respectively. Excluding the discrete benefit recognized for the re-measurement of unrecognized tax benefits related to the completion of the IRS examination, the Company’s effective income tax rate was 3.02% for the nine months ended September 30, 2014.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(9)	Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable, and Derivative Instruments

The following represents the Company’s debt obligations as of September 30, 2015 and December 31, 2014:

	September 30, 2015	December 31, 2014
Secured Debt Facilities, Revolving Credit Facilities, Term Loan and Bonds Payable
TMCL II Secured Debt Facility, weighted average variable interest at 1.91% and 1.86% at September 30, 2015 and December 31, 2014, respectively	$922,100	$852,100
TMCL IV Secured Debt Facility, weighted average variable interest at 2.17% and 2.42% at September 30, 2015 and December 31, 2014, respectively	199,000	165,000
TL Revolving Credit Facility, weighted average variable interest at 1.47% and 1.73% at September 30, 2015 and December 31, 2014, respectively	514,000	684,500
TL Revolving Credit Facility II, weighted average variable interest at 1.50% at September 30, 2015	160,000	—
TW Revolving Credit Facility, weighted average variable interest at 2.20% and 2.16% at September 30, 2015 and December 31, 2014, respectively	163,763	134,290
TAP Funding Revolving Credit Facility, weighted average variable interest at 1.96% and 1.91% at September 30, 2015 and December 31, 2014, respectively	129,500	126,000
TL Term Loan, weighted average variable interest rate at 1.78% and 1.76% at September 30, 2015 and December 31, 2014, respectively	446,000	475,700
2013-1 Bonds, fixed interest at 3.90%	239,733	262,109
2014-1 Bonds, fixed interest at 3.27%	273,687	296,278

Total debt obligations	$3,047,783	$2,995,977

Amount due within one year	$91,582	$91,559

Amounts due beyond one year	$2,956,201	$2,904,418

Secured Debt Facilities

TMCL II — In May 2012, TMCL II entered into a securitization facility (the “TMCL II Secured Debt Facility”) that provides for an aggregate commitment amount of up to $1,200,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. The interest rate on the TMCL II Secured Debt Facility, payable monthly in arrears, was LIBOR plus 1.95% during the revolving period prior to its Conversion Date (May 7, 2015). The TMCL II Secured Debt Facility would partially amortize over a five year period and then mature if it was not renewed by its Conversion Date. There was also a commitment fee of 0.50% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.375% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which was payable in arrears.

On September 15, 2014, TMCL II entered into an amendment of the TMCL II Secured Debt Facility which extended the Conversion Date to September 15, 2017 and lowered the interest rate to one-month LIBOR plus 1.70%, payable in arrears, during the revolving period prior to the Conversion Date. If the TMCL II Secured Debt Facility is not renewed by the Conversion Date, it will partially amortize over a four-year period and then mature. The amendment also lowered the commitment fee to 0.45% (if the aggregate principal balance is less than 50% of the commitment amount) and 0.365% (if the aggregate principal balance is equal to or greater than 50% of the commitment amount) on the unused portion of the TMCL II Secured Debt Facility, which is payable in arrears. Overdue payments of principal and interest accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. The amendment also replaced the borrowing capacity of one of the TMCL II Secured Debt Facility lenders with the commitment allocated to five existing lenders, accordingly, the Company wrote-off $390 of unamortized debt issuance costs in September 2014.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

TMCL IV — In August 2013, TMCL IV entered into a securitization facility (the “TMCL IV Secured Debt Facility”) that provides for an aggregate commitment amount of up to $300,000 and requires principal payments on any payment date for the outstanding loan principal amount that exceeds the borrowing base on such payment date. Prior to its amendment on February 4, 2015, the interest rate on the TMCL IV Secured Debt Facility, payable monthly in arrears, was LIBOR plus 2.25% from its inception until its Conversion Date (August 5, 2015). There was also a commitment fee, which was payable monthly in arrears, of 0.70% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility were less than 50% of the total commitment and a designated bank’s commitment was more than $150,000; otherwise, the commitment fee was 0.50%.

On February 4, 2015, TMCL IV entered into an amendment of the TMCL IV Secured Debt Facility which extended the Conversion Date to February 2, 2018, lowered the interest rate to LIBOR plus 1.95%, payable monthly in arrears, during the revolving period prior to the Conversion Date. The amendment also lowered the commitment fee, which is payable monthly in arrears, to 0.485% on the unused portion of the TMCL IV Secured Debt Facility if total borrowings under the TMCL IV Secured Debt Facility are less than 50% of the total commitment; otherwise, the commitment fee is 0.40%. The amendment also replaced the borrowing capacity of one of the TMCL IV Secured Debt Facility lenders with the commitment allocated to two new lenders and, accordingly, the Company wrote-off $298 of unamortized debt issuance costs in February 2015.

Under the terms of the TMCL II Secured Debt Facility and TMCL IV Secured Debt Facility, the total outstanding principal of each of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL II and TMCL IV’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in each of the relevant secured debt facility indentures. The total obligations under the TMCL II Secured Debt Facility and the TMCL IV Secured Debt Facility are secured by a pledge of TMCL II and TMCL IV’s assets, respectively. As of September 30, 2015, TMCL II and TMCL IV’s total assets amounted to $1,217,395 and $291,859, respectively.

Revolving Credit Facilities

TL — TL has a credit agreement, dated as of September 24, 2012, with a group of banks that provides for a revolving credit facility (the “TL Revolving Credit Facility”) with an aggregate commitment amount of up to $700,000 (which includes a $50,000 letter of credit facility). Prior to its amendment on June 19, 2015, the TL Revolving Credit Facility provided for payments of interest only during its term beginning on its inception date through September 24, 2017 when all borrowings were due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility was based either on the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0%, which varied based on TGH’s leverage. There was also a commitment fee of 0.30% to 0.40% on the unused portion of the TL Revolving Credit Facility, which varied based on the leverage of TGH and is payable monthly in arrears.

On June 19, 2015, TL entered into an amendment of the TL Revolving Credit Facility, which extended the maturity date to June 19, 2020, lowered the interest rate to U.S. prime rate or LIBOR plus a spread between 0.75% and 1.75%, and lowered the commitment fee to between 0.175% and 0.275%. The spread and commitment fee vary based on the leverage of TGH. The amendment also replaced the borrowing capacity of one of the TL Revolving Credit Facility lenders with the commitment allocated to 13 existing lenders and, accordingly, the Company wrote-off $160 of unamortized debt issuance costs in June 2015.

On July 23, 2015, TL entered into a five-year revolving credit facility (the “TL Revolving Credit Facility II”) with a group of financial institutions and an aggregate commitment amount of up to $190,000. The TL Revolving Credit Facility II provides for payments of interest only during its term beginning on its inception date through July 23, 2020, when all borrowings are due in full. Interest on the outstanding amount due under the TL Revolving Credit Facility II is based either on the base rate or LIBOR plus a

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

spread between 0.80% and 1.65%, which varies based on TGH’s leverage. Interest payments are payable in arrears on the last day of each interest period, not to exceed three months. There is a commitment fee of 0.20% to 0.30% on the unused portion of the TL Revolving Credit Facility II, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

The TL Revolving Credit Facility and the TL Revolving Credit Facility II are each secured by separate segregated pools of TL’s containers and under the terms of both facilities, the total outstanding principal may not exceed the lesser of the commitment amount and an amount determined by a formula based on the Company’s net book value of containers and outstanding debt. TGH acts as an unconditional guarantor of both facilities. The Company had no outstanding letters of credit under the TL Revolving Credit Facility as of September 30, 2015 and December 31, 2014.

TW— TW has a credit agreement, dated as of October 1, 2012, with Wells Fargo Bank N.A. as the lender, which provides for a revolving credit facility with an aggregate commitment amount of up to $250,000 (the “TW Revolving Credit Facility”). The TW Revolving Credit Facility provided for payments of interest, payable monthly in arrears, during its term beginning on its inception date through August 5, 2014. Interest on the outstanding amount due under the TW Revolving Credit Facility was based on one-month LIBOR plus 2.375%. On August 4, 2014, the TW Revolving Credit Facility was amended and its term was extended to September 19, 2014. On September 19, 2014, the TW Revolving Credit Facility was amended to extend its revolving term to September 18, 2016 and lower its interest rate to one-month LIBOR plus 2.0%. On April 1, 2015, the TW Revolving Credit Facility was amended again to increase the aggregate commitment amount of up to $300,000. There is a commitment fee of 0.5% on the unused portion of the TW Revolving Credit Facility, which is payable monthly in arrears. In addition, there is an agent’s fee of 0.025% on the aggregate commitment amount of the TW Revolving Credit Facility, which is payable monthly in arrears. TW is required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeds TW’s borrowing base. The aggregate loan principal balance is due on the maturity date, September 18, 2026.

The TW Revolving Credit Facility is secured by a pledge of TW’s total assets and under the terms of the TW Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TW’s net book value of containers, restricted cash and direct financing leases. TW’s total assets amounted to $201,639 as of September 30, 2015.

TAP Funding— TAP Funding Ltd. (“TAP Funding”) (a Bermuda company), a subsidiary in which TL owns 50.1% of TAP Funding’s common shares, has a credit agreement, dated as of April 26, 2013, that provided for a revolving credit facility with an aggregate commitment amount of up to $170,000 (the “TAP Funding Revolving Credit Facility”) prior to its amendment on December 23, 2014. The interest rate on the TAP Funding Revolving Credit Facility, payable monthly in arrears, was one-month LIBOR plus 2.00% beginning on its inception date, as amended, through its maturity date, April 26, 2016. There was a commitment fee of 0.65% (if aggregate loan principal balance is less than 70% of the commitment amount) and 0.50% (if aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which was payable monthly in arrears. TAP Funding was required to make principal payments on a monthly basis to the extent that the outstanding amount due exceeded TAP Funding’s borrowing base. The aggregate loan principal balance was due on the maturity date, April 26, 2016.

On December 23, 2014, TAP Funding entered into an amendment of the TAP Funding Revolving Credit Facility which lowered the aggregate commitment amount to $150,000, extended the maturity date to December 23, 2018 and lowered the interest rate to one-month LIBOR plus 1.75%, payable monthly in arrears. The amendment also lowered the commitment fee to 0.55% (if the aggregate loan principal balance is less than 70% of the commitment amount) and 0.365% (if the aggregate loan principal balance is equal to or greater than 70% of the commitment amount) on the unused portion of the TAP Funding Revolving Credit Facility, which is payable in arrears.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

The TAP Funding Revolving Credit Facility is secured by a pledge of TAP Funding’s total assets and under the terms of the TAP Funding Revolving Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount or the borrowing base, a formula based on TAP Funding’s net book value of containers and direct financing leases. TAP Funding’s total assets amounted to $202,572 as of September 30, 2015.

Term Loan

On April 30, 2014, TL entered into a $500,000 five-year term loan (the “TL Term Loan”) with a group of financial institutions that represents a partially-amortizing term loan with the remaining principal due in full on April 30, 2019. Interest on the outstanding amount due under the TL Term Loan is based on either the U.S. prime rate or LIBOR plus a spread between 1.0% and 2.0% which is based upon TGH’s leverage. Under the terms of the TL Term Loan, principal repayments are payable in twenty quarterly installments, consisting of nineteen quarterly installments, commencing on September 30, 2014, each in an amount equal to 1.58% of the initial principal balance and one final installment payable on the Maturity Date (April 30, 2019). Interest payments are payable in arrears on the last day of each interest period, not to exceed three months.

The TL Term Loan is secured by a segregated pool of the Company’s containers and under the terms of the TL Term Loan, the total outstanding principal may not exceed the lesser of the outstanding debt and a formula based on the Company’s net book value of containers. TGH acts as an unconditional guarantor of the TL Term Loan.

Bonds Payable

In September 2013, Textainer Marine Containers III Limited (“TMCL III”) (a Bermuda company), one of the Company’s wholly-owned subsidiaries, issued $300,900 aggregate principal amount of Series 2013-1 Fixed Rate Asset Backed Notes (the “2013-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2013-1 Bonds were issued at 99.5% of par value, resulting in a discount of $1,542 which is being accreted to interest expense using the interest rate method over a 10 year term. The $300,900 in 2013-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at September 30, 2015 and under the 10-year amortization schedule, $30,090 in 2013-1 Bond principal will amortize per year. Under the terms of the 2013-1 Bonds, both principal and interest incurred are payable monthly. TMCL III was not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2013-1 Bonds prior to September 20, 2015. The interest rate for the outstanding principal balance of the 2013-1 Bonds is fixed at 3.90% per annum. The target final payment date and legal final payment date are September 20, 2023 and September 20, 2038, respectively.

In October 2014, TMCL III issued $301,400 aggregate principal amount of Series 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds”) to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The 2014-1 Bonds were issued at 99.9% of par value, resulting in a discount of $102 which is being accreted to interest expense using the interest rate method over a 10 year term. The $301,400 in 2014-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed a maximum payment term of 25 years. Based on the outstanding principal amount at September 30, 2015 and under the 10-year amortization schedule, $30,140 in 2014-1 Bond principal will amortize per year. Under the terms of the 2014-1 Bonds, both principal and interest incurred are payable monthly. TMCL III is not permitted to make voluntary prepayments of all, or a portion of, the principal

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

balance of the 2014-1 Bonds prior to November 20, 2016. The interest rate for the outstanding principal balance of the 2014-1 Bonds is fixed at 3.27% per annum. The target final payment date and legal final payment date are October 20, 2024 and October 20, 2039, respectively.

Under the terms of the 2013-1 Bonds and the 2014-1 Bonds, the total outstanding principal may not exceed the Asset Base, which is calculated by a formula based on TMCL III’s book value of equipment, restricted cash and direct financing and sales-type leases as specified in the bond indenture. The total obligations under the 2013-1 Bonds and the 2014-1 Bonds are secured by a pledge of TMCL III’s assets. As of September 30, 2015, TMCL III’s total assets amounted to $700,314.

Restrictive Covenants

The Company’s secured debt facilities, revolving credit facilities, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds have restrictive covenants, including limitations on certain liens, indebtedness and investments. The TL Revolving Credit Facility, TL Revolving Credit Facility II and the TL Term Loan have certain restrictive financial covenants on TGH and TL’s leverage and interest coverage. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds have restrictive covenants on TGH’s leverage, debt service coverage, TGH’s container management subsidiary net income and debt levels and TMCL II, TMCL IV, TW, TAP Funding and TMCL III’s overall Asset Base minimums, respectively. The TW Revolving Credit Facility also has restrictive covenants limiting TW’s finance lease default ratio and debt service coverage ratio. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TAP Funding Revolving Credit Facility and the 2013-1 Bonds and the 2014-1 Bonds also have restrictive covenants regarding certain earnings ratios and the average age of the container fleets of TMCL II, TMCL IV, TAP Funding and TMCL III, respectively. The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility and the 2013-1 Bonds and the 2014-1 Bonds also have restrictive covenants on TMCL II, TMCL IV and TMCL III’s ability to incur other obligations and distribute earnings. TGH and its subsidiaries were in full compliance with these restrictive covenants at September 30, 2015.

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of September 30, 2015:

	Twelve months ending September 30,						Available borrowing, as limited by the Borrowing Base	Available Borrowing
	2016	2017	2018	2019	2020 and thereafter	Total Borrowing
TMCL II Secured Debt Facility	$—	$—	$92,210	$92,210	$737,680	$922,100	$439	$922,539
TMCL IV Secured Debt Facility	—	—	199,000	—	—	199,000	—	199,000
TL Revolving Credit Facility	—	—	—	—	514,000	514,000	186,000	700,000
TL Revolving Credit Facility II	—	—	—	—	160,000	160,000	8,648	168,648
TW Revolving Credit Facility	—	—	—	—	163,763	163,763	9,876	173,639
TAP Funding Revolving Credit Facility	—	—	—	129,500	—	129,500	20,500	150,000
TL Term Loan	31,600	31,600	31,600	351,200	—	446,000	—	446,000
2013-1 Bonds(1)	30,090	30,090	30,090	30,090	120,360	240,720	—	240,720
2014-1 Bonds(2)	30,140	30,140	30,140	30,140	153,212	273,772	—	273,772

Total	$91,830	$91,830	$383,040	$633,140	$1,849,015	$3,048,855	$225,463	$3,274,318

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $987.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $85.

The future repayments schedule for the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its Conversion Date and will then convert into a four-year partially amortizing note payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

Derivative Instruments

The Company has entered into several interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of September 30, 2015:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between
0.41% and 1.99% per annum, amortizing notional amounts, with termination dates through July 15, 2023	$1,327,428
Interest rate swap contract with a bank, with a fixed rate of 0.65% per annum, nonamortizing notional amount, with a termination date of August 16, 2016	45,000
Interest rate collar contracts with a bank which cap rates between 1.30% and 2.18% per annum, and sets floors for rates between 0.80% and 1.68% per annum, with termination dates through June 15, 2023	104,721
Interest rate cap contracts with several banks with fixed rates between 3.12% and 3.19% per annum, nonamortizing notional amounts, with termination dates through May 20, 2016	447,000
Interest rate cap contract with a bank with a fixed rate of 5.63% per annum, amortizing notional amount, with a termination date of November 16, 2015	800

Total notional amount as of September 30, 2015	$1,924,949

The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $12 and $12,716 as of September 30, 2015, respectively, and a fair value asset and a fair value liability of $1,568 and $2,219 as of December 31, 2014, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at September 30, 2015. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income as unrealized (losses) gains on interest rate swaps, collars and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(10)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and nine months ended September 30, 2015 and 2014, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of comprehensive income:

Three Months Ended September 30, 2015	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$127,820	$442	$—	$—	$—	$128,262
Management fees from external customers	79	2,985	887	—	—	3,951
Inter-segment management fees	—	10,633	2,799	—	(13,432)	—
Trading container sales proceeds	—	—	2,280	—	—	2,280
Gains on sale of containers, net	1,092	—	—	—	—	1,092

Total revenue	$128,991	$14,060	$5,966	$—	$(13,432)	$135,585

Depreciation expense and container impairment	$64,900	$197	$—	$—	$(1,494)	$63,603

Interest expense	$18,979	$—	$—	$—	$—	$18,979

Unrealized losses on interest rate swaps, collars and caps, net	$9,378	$—	$—	$—	$—	$9,378

Segment income (losses) before taxes and noncontrolling interests	$3,289	$6,336	$2,321	$(1,079)	$905	$11,772

Total assets	$4,389,118	$107,921	$6,434	$4,160	$(98,340)	$4,409,293

Purchases of long-lived assets	$76,176	$176	$—	$—	$—	$76,352

Three Months Ended September 30, 2014	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$129,977	$514	$—	$—	$—	$130,491
Management fees from external customers	86	3,553	836	—	—	4,475
Inter-segment management fees	—	13,648	2,494	—	(16,142)	—
Trading container sales proceeds	—	—	6,088	—	—	6,088
Gains on sale of containers, net	3,471	—	—	—	—	3,471

Total revenue	$133,534	$17,715	$9,418	$—	$(16,142)	$144,525

Depreciation expense and container impairment	$48,461	$226	$—	$—	$(1,071)	$47,616

Interest expense	$18,484	$—	$—	$—	$—	$18,484

Unrealized gains on interest rate swaps, collars and caps, net	$4,820	$—	$—	$—	$—	$4,820

Segment income (losses) before taxes and noncontrolling interests	$48,402	$9,110	$2,444	$(723)	$(2,088)	$57,145

Total assets	$4,182,647	$102,039	$7,896	$5,590	$(85,108)	$4,213,064

Purchases of long-lived assets	$286,967	$92	$—	$—	$—	$287,059

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

Nine Months Ended September 30, 2015	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$384,560	$1,290	$—	$—	$—	$385,850
Management fees from external customers	238	9,382	2,358	—	—	11,978
Inter-segment management fees	—	35,226	7,258	—	(42,484)	—
Trading container sales proceeds	—	—	11,332	—	—	11,332
Gains on sale of containers, net	3,741	—	—	—	—	3,741

Total revenue	$388,539	$45,898	$20,948	$—	$(42,484)	$412,901

Depreciation expense and container impairment	$163,771	$585	$—	$—	$(4,426)	$159,930

Interest expense	$57,639	$—	$—	$—	$—	$57,639

Unrealized losses on interest rate swaps, collars and caps, net	$12,053	$—	$—	$—	$—	$12,053

Segment income (losses) before taxes and noncontrolling interests	$69,448	$20,199	$6,577	$(3,255)	$372	$93,341

Total assets	$4,389,118	$107,921	$6,434	$4,160	$(98,340)	$4,409,293

Purchases of long-lived assets	$419,042	$669	$—	$—	$—	$419,711

Nine Months Ended September 30, 2014	Container Ownership	Container Management	Container Resale	Other	Eliminations	Totals
Lease rental income	$373,445	$1,335	$—	$—	$—	$374,780
Management fees from external customers	259	10,392	2,605	—	—	13,256
Inter-segment management fees	—	36,590	7,725	—	(44,315)	—
Trading container sales proceeds	—	—	20,641	—	—	20,641
Gains on sale of containers, net	10,808	—	—	—	—	10,808

Total revenue	$384,512	$48,317	$30,971	$—	$(44,315)	$419,485

Depreciation expense and container impairment	$133,405	$703	$—	$—	$(3,952)	$130,156

Interest expense	$67,358	$—	$—	$—	$—	$67,358

Unrealized gains on interest rate swaps, collars and caps, net	$3,959	$—	$—	$—	$—	$3,959

Segment income (losses) before taxes and noncontrolling interests	$107,721	$23,319	$7,763	$(2,714)	$(3,382)	$132,707

Total assets	$4,182,647	$102,039	$7,896	$5,590	$(85,108)	$4,213,064

Purchases of long-lived assets	$639,127	$523	$—	$—	$—	$639,650

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

(11)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Revolving Credit Facility, 2013-1 Bonds and 2014-1 Bonds. The total balance of these restricted cash accounts was $40,406 and $60,310 as of September 30, 2015 and December 31, 2014, respectively.

(b)	Container Commitments

At September 30, 2015, the Company had placed orders with manufacturers for containers to be delivered subsequent to September 30, 2015 in the total amount of $93,286.

(12)	Subsequent Events

Dividend

On October 29, 2015, TGH’s board of directors approved and declared a quarterly cash dividend of $0.24 per share on TGH’s issued and outstanding common shares, payable on December 4, 2015 to shareholders of record as of November 24, 2015.

Share Purchase Program

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the company may purchase its common shares from time to time in the open market, in privately negotiated transactions or establishes a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2015 (our “2014 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information — Risk Factors” included in our 2014 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

We are the world’s largest lessor of intermodal containers based on fleet size, with a total fleet of approximately 2.1 million containers, representing 3.2 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 400 shipping lines and other lessees, including each of the world’s top 20 shipping lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, access to capital, customer service, consistent investment, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 25 customers, as measured by revenues, have leased containers from us for an average of over 29 years.

We have purchased an average of more than 257,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 84,000 containers per year for the last five years to more than 1,400 customers. We provide our services worldwide via an international network of regional and area offices and independent depots.

We operate our business in three core segments:

•	Container Ownership. As of September 30, 2015, we owned containers accounting for approximately 80% of our fleet.

•	Container Management. As of September 30, 2015, we managed containers on behalf of 14 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of September 30, 2015, managed containers accounted for approximately 20% of our fleet.

•	Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of September 30, 2015:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,390,623	622,744	3,013,367	2,136,540	557,684	2,694,224
Refrigerated	116,812	11,975	128,787	473,157	48,046	521,203
Other specialized	68,393	9,003	77,396	102,103	15,344	117,447

Total fleet	2,575,828	643,722	3,219,550	2,711,800	621,074	3,332,874

Percent of total fleet	80.0%	20.0%	100.0%	81.4%	18.6%	100.0%

Our fleet as of September 30, 2015, by lease type, as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	75.7%
Master leases	12.9%
Direct financing and sales-type leases	9.5%
Spot leases	1.9%

Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2015 and 2014:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Utilization	96.4%	97.0%	97.2%	95.6%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not been delivered yet to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense and container impairment, interest expense, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers and the impact of changing prices on the residual value of our owned containers;

•	remarketing risk;

•	the creditworthiness of our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information — Risk Factors” included in our 2014 Form 20-F.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2015 and 2014

The following table summarizes our total revenues for the three and nine months ended September 30, 2015 and 2014 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2015 and 2014	Nine Months Ended September 30,		% Change Between 2015 and 2014
	2015	2014		2015	2014
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$128,262	$130,491	(1.7%)	$385,850	$374,780	3.0%
Management fees	3,951	4,475	(11.7%)	11,978	13,256	(9.6%)
Trading container sales proceeds	2,280	6,088	(62.5%)	11,332	20,641	(45.1%)
Gain on sale of containers, net	1,092	3,471	(68.5%)	3,741	10,808	(65.4%)

Total revenues	$135,585	$144,525	(6.2%)	$412,901	$419,485	(1.6%)

Lease rental income for the three months ended September 30, 2015 decreased $2,229 (-1.7%) compared to the three months ended September 30, 2014 primarily due to a 6.8% decrease in average per diem rental rates and a 0.7 percentage point decrease in utilization for our owned fleet, partially offset by a 6.9% increase in our owned fleet size. Lease rental income for the nine months ended September 30, 2015 increased $11,070 (3.0%) compared to the nine months ended September 30, 2014 primarily due to an 7.7% increase in our owned fleet size and a 1.5 percentage point increase in utilization for our owned fleet, partially offset by a 4.8% decrease in average per diem rental rates. Lease rental income for the three and nine months ended September 30, 2014 also included $2,620 of proceeds received from the settlement of outstanding claims for billings the Company had with a bankrupt lessee that were not previously recognized as lease rental income.

Management fees for the three months ended September 30, 2015 decreased $524 (-11.7%) compared to the three months ended September 30, 2014 due to a $281 decrease due to lower fleet net operating income, a $149 decrease resulting from a 7.0% decrease in the size of the managed fleet primarily due to our July 2014 acquisition of approximately 7,600 TEU of containers that we previously managed and a $146 decrease in acquisition fees due to lower managed container purchases, partially offset by a $52 increase in sales commissions. Management fees for the nine months ended September 30, 2015 decreased $1,278 (-9.6%) compared to the nine months ended September 30, 2014 primarily due to a $611 decrease resulting from a 6.3% decrease in the size of the managed fleet primarily due to our January and July 2014 acquisitions of approximately 37,700 TEU of containers that we previously managed, a $303 decrease due to lower fleet net operating income, a $247 decrease in sales commissions and a $117 decrease in acquisition fees due to lower managed container purchases.

Trading container sales proceeds for the three months ended September 30, 2015 decreased $3,808 (-62.5%) compared to the three months ended September 30, 2014 due to a $3,418 decrease resulting from a 56.1% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $390 decrease due to a decrease in average sales proceeds per container. Trading container sales proceeds for the nine months ended September 30, 2015 decreased $9,309 (-45.1%) compared to the nine months ended September 30, 2014 due to a $8,632 decrease resulting from a 41.8% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $677 decrease due to a decrease in average sales proceeds per container.

Gain on sale of containers, for the three months ended September 30, 2015 decreased $2,379 (-68.5%) compared to the three months ended September 30, 2014 due to a $2,744 decrease resulting from a decrease in average sales proceeds of $93 per unit and a $122 net gain on sales-type leases for the three months ended September 30, 2014, partially offset by a $487 increase due to a 14.6% increase in the number of containers sold. Gain on sale of containers, net for the nine months ended September 30, 2015 decreased $7,067 (-65.4%) compared to the nine months ended September 30, 2014 due to a $7,283 decrease resulting from a decrease in average sales proceeds of $95 per unit, a $347 decrease resulting from a decrease in average net gains on sales-type leases of $206 per unit and a $62 decrease resulting from 468 containers placed on sales-type leases for the nine months ended September 30, 2015 compared to 1,686 containers placed on sales-type leases for the nine months ended September 30, 2014, partially offset by a $625 increase due to a 6.0% increase in the number of containers sold.

The following table summarizes our total operating expenses for the three and nine months ended September 30, 2015 and 2014 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2015 and 2014	Nine Months Ended September 30,		% Change Between 2015 and 2014
	2015	2014		2015	2014
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$13,317	$11,126	19.7%	$32,486	$37,240	(12.8%)
Cost of trading containers sold	2,599	5,911	(56.0%)	11,207	20,465	(45.2%)
Depreciation expense and container impairment	63,603	47,616	33.6%	159,930	130,156	22.9%
Amortization expense	1,168	985	18.6%	3,502	2,843	23.2%
General and administrative expense	7,134	6,037	18.2%	21,629	19,269	12.2%
Short-term incentive compensation expense	207	1,257	(83.5%)	1,645	2,764	(40.5%)
Long-term incentive compensation expense	1,360	1,669	(18.5%)	4,841	4,879	(0.8%)
Bad debt expense (recovery), net	2,619	(3,701)	(170.8%)	5,161	(1,569)	(428.9%)

Total operating expenses	$92,007	$70,900	29.8%	$240,401	$216,047	11.3%

Direct container expense for the three months ended September 30, 2015 increased $2,191 (19.7%) compared to the three months ended September 30, 2014 primarily due to an increase in the size of our owned fleet, partially offset by a decrease in utilization for our owned fleet and included a $1,166 increase in storage expense, a $855 increase in Damage Protection Plan (“DPP”) expense and a $711 increase in repair and recovery costs for slow-paying and bankrupt lessees, partially offset by a $485 decrease in repositioning expense. Direct container expense for the nine months ended September 30, 2015 decreased $4,754 (-12.8%) compared to the nine months ended September 30, 2014 primarily due to an increase in utilization for our owned fleet, partially offset by an increase in the size of our owned fleet and included a $2,963 decrease in storage expense, a $1,218 decrease in repair and recovery costs for slow-paying and bankrupt lessees, a $500 decrease in insurance expense, a $460 decrease in agency expense and a $298 decrease in repositioning expense, partially offset by a $909 increase in DPP expense.

Cost of trading containers sold for the three months ended September 30, 2015 decreased $3,312 (-56.0%) compared to the three months ended September 30, 2014 due to a $3,318 decrease resulting from a 56.1% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell, partially offset by a $6 increase due to a 0.2% increase in the average cost per unit of containers sold. Cost of trading containers sold for the nine months ended September 30, 2015 decreased $9,258 (-45.2%) compared to the nine months ended September 30, 2014 due to a $8,558 decrease resulting from a 41.8% decrease in unit sales due to a decrease in the number of trading containers that we were able to source and sell and a $700 decrease due to a 5.9% decrease in the average cost per unit of containers sold.

Depreciation expense and container impairment for the three months ended September 30, 2015 increased $15,987 (33.66%) compared to the three months ended September 30, 2014 due to a $5,801 increase resulting from a decrease in the estimated future residual value of 40’ high cube containers used in the calculation of depreciation expense, of which approximately $931 was a one-time charge for containers that were fully depreciated under the previous residual value, an increase in impairment of $5,764 to write down the value of containers held for sale to their estimated fair value less cost to sell, a $3,423 increase resulting from an increase in the size of our owned fleet and a $2,650 impairment net of estimated insurance proceeds for the three months ended September 30, 2015 for containers on operating and direct financing leases that were deemed economically unrecoverable from a customer that became insolvent in August 2015, partially offset by impairments for the three months ended September 30, 2014 of $1,651 for containers that were economically unrecoverable from lessees in default. Depreciation expense and container impairment for the nine months ended September 30, 2015 increased $29,774 (22.9%) compared to the nine months ended September 30, 2014 due to a $13,165 increase resulting from an increase in the size of our owned fleet, an increase in impairments of $9,622 to write down the value of containers held for sale to their estimated fair value less cost to sell, a $5,801 increase resulting from a decrease in the estimated future residual value of 40’ high cube containers used in the calculation of depreciation expense, of which approximately $931 was a one-time charge for containers that were fully depreciated under the previous residual value, and a $2,650 impairment net of estimated insurance proceeds for the nine months ended September 30, 2015 for containers on operating and direct financing leases that were deemed economically unrecoverable from a customer that became insolvent in August 2015, partially offset by a decrease in impairments of $1,464 for containers that were economically unrecoverable from lessees in default.

Amortization expense represents the amortization of the amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three and nine months ended September 30, 2015 increased $183 (18.6%) and $659 (23.2%) compared to the three and nine months ended September 30, 2014, respectively, primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.

General and administrative expense increased $1,097 (18.2%) for the three months ended September 30, 2015 compared to the three months ended September 30, 2014 primarily due to a $614 increase in compensation costs, a $393 increase in professional fees and a $92 increase in information technology costs. General and administrative expense increased $2,360 (12.2%) for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 primarily due to a $1,182 increase in compensation costs, a $663 increase in professional fees, a $330 increase in information technology costs and a $143 increase in travel costs.

Short-term incentive compensation expense for the three and nine months ended September 30, 2015 decreased $1,050 (-83.5%) and $1,119 (-40.5%) compared to the three and nine months ended September 30, 2014, respectively, due to a decrease in the expected incentive compensation awards for fiscal year 2015 compared to fiscal year 2014.

Long-term incentive compensation expense for the three and nine months ended September 30, 2015 decreased $309 (-18.5%) and $38 (-0.8%) compared to the three and nine months ended September 30, 2014, respectively, primarily due to an adjustment to forfeiture rates in 2015, partially offset by additional share options and restricted share units that were granted under our 2007 Share Incentive Plan (“2007 Plan”) in November 2014.

Bad debt expense (recovery), net, changed from a net recovery of $3,701 and $1,569 for the three and nine months ended September 30, 2014, respectively, to a net expense of $2,619 and $5,161 for the three and nine months ended September 30, 2015, respectively, primarily due to $4,958 of proceeds received during the three months ended September 30, 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts, a provision of $1,575 and $2,574 during the three and nine months ended September 30, 2015, respectively, resulting from a customer that became insolvent in August 2015.

The following table summarizes other (expense) income for the three and nine months ended September 30, 2015 and 2014 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2015 and 2014	Nine Months Ended September 30,		% Change Between 2015 and 2014
	2015	2014		2015	2014
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(18,979)	$(18,484)	2.7%	$(57,639)	$(67,358)	(14.4%)
Interest income	27	31	(12.9%)	90	90	0.0%
Realized losses on interest rate swaps, collars and caps, net	(3,488)	(2,854)	22.2%	(9,582)	(7,421)	29.1%
Unrealized (losses) gains on interest rate swaps, collars and caps, net	(9,378)	4,820	(294.6%)	(12,053)	3,959	(404.4%)
Other, net	12	7	71.4%	25	(1)	(2600.0%)

Net other expense	$(31,806)	$(16,480)	93.0%	$(79,159)	$(70,731)	11.9%

Interest expense increased $495 (2.7%) and decreased $9,719 (-14.4%) for the three and nine months ended September 30, 2015 compared to the three and nine months ended September 30, 2014, respectively. Interest expense for the nine months ended September 30, 2015 included the write-off of unamortized debt issuance costs of $160 related to the amendment of Textainer Limited’s (“TL”) revolving credit facility and $298 related to the amendment of Textainer Marine Containers IV Limited’s (“TMCL IV”) secured debt facility. Interest expense for the three months ended September 30, 2014 included the write-off of unamortized debt issuance costs of $390 related to the amendment of TMCL II’s secured debt facility. Interest expense for the nine months ended September 30, 2014 included the write off of unamortized debt issuance costs of $6,424 related to the early redemption of Textainer Marine Containers Limited’s (“TMCL”) bonds and $390 related to the amendment of TMCL II’s secured debt facility. Excluding the write-off of unamortized debt issuance costs, the increase in interest expense for the three months ended September 30, 2015 compared to the three months ended September 30, 2014 was due to a $2,323 increase resulting from an increase in average debt balances of $349,112, partially offset by a $1,438 decrease resulting from a decrease in average interest rates of 0.19 percentage points. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was due to a $11,144 decrease resulting from a decrease in average interest rates of 0.49 percentage points, partially offset by a $7,781 increase resulting from an increase in average debt balances of $346,940.

Realized losses on interest rate swaps, collars and caps, net increased $634 (22.2%) for the three months ended September 30, 2015 compared to the three months ended September 30, 2014 due to a $839 increase resulting from an increase in average interest rate swap notional amounts of $337,227, partially offset by a $205 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.06 percentage points. Realized losses on interest rate swaps, collars and caps, net increased $2,161 (29.1%) for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 due to a $3,480 increase resulting from an increase in average interest rate swap notional amounts of $439,118, partially offset by a $1,319 decrease from a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.13 percentage points.

Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net gain of $4,820 and $3,959 for the three and nine months ended September 30, 2014, respectively, to a net loss of $9,378 and $12,053 for the three and nine months ended September 30, 2015, respectively, primarily due to an increase in long-term interest rates during the three and nine months ended September 30, 2014 compared to a decrease in long-term interest rates during the three and nine months ended September 30, 2015. Under all of our interest rate swap agreements, we make interest payments based on fixed interest rates and receive payments based on the applicable prevailing variable interest rate. As long-term interest rates decreased during the three and nine months ended September 30, 2015, the current market rate on interest rate swap agreements with similar terms decreased relative to our existing interest rate swap agreements, which resulted in the unrealized losses on interest rate swaps, collars and caps, net during the three and nine months ended September 30, 2015. As long-term interest rates increased during the three and nine months ended September 30, 2014, the current market rate on interest rate swap agreements with similar terms increased relative to our existing interest rate swap agreements, which resulted in the unrealized gains on interest rate swaps, collars and caps, net during the three and nine months ended September 30, 2014.

The following table summarizes income tax expense (benefit) and net income attributable to the noncontrolling interests for the three and nine months ended September 30, 2015 and 2014 and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2015 and 2014	Nine Months Ended September 30,		% Change Between 2015 and 2014
	2015	2014		2015	2014
	(Dollars in thousands)			(Dollars in thousands)
Income tax expense (benefit)	$1,625	$820	98.2%	$4,260	$(18,695)	(122.8%)
Net income attributable to the noncontrolling interests	$256	$2,028	(87.4%)	$3,624	$4,443	(18.4%)

Income tax expense increased $805 (98.2%) for the three months ended September 30, 2015 compared to the three months ended September 30, 2014 due to a $1,456 increase resulting from a higher effective tax rate, partially offset by a $651 decrease resulting from a lower level of income before tax and noncontrolling interests. Income tax expense (benefit) changed from an income tax benefit of $18,695 for the nine months ended September 30, 2014 to income tax expense of $4,260 for the nine months ended September 30, 2015. In November 2012, the Company received notification from the IRS that the 2010 United States tax return for TGH had been selected for examination. On March 5, 2014 the IRS issued a letter indicating that it had completed its examination of TGH’s tax return for 2010 and would make no changes to the return as filed. As a result of this, the Company recognized a discrete benefit of $22,707 during the three months ended March 31, 2014 for the re-measurement of its unrecognized tax benefits for the impacted years. The remaining change in income tax expense (benefit) for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was due to a $1,438 increase resulting from a higher effective tax rate excluding the re-measurement of unrecognized tax benefits, partially offset by a $1,190 decrease resulting from a lower level of income before tax and noncontrolling interests.

Net income attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net income for the period. TW is a joint venture between TL, TGH’s wholly-owned subsidiary, and Wells Fargo Container Corp. (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW. TW’s profits and losses are allocated to TL and WFC on the same basis as their ownership percentages. TAP Funding is a joint venture between TL and TAP Ltd. (“TAP”) in which TL owns 50.1% and TAP owns 49.9% of the common shares of TAP Funding. TAP Funding’s profits and losses are allocated to TL and TAP on the same basis as their ownership percentages. Net income attributable to the noncontrolling interests for the three and nine months ended September 30, 2015 decreased $1,772 (-87.4%) and $819 (-18.4%) compared to the three and nine months ended September 30, 2014, respectively, due to a decrease in TAP Funding and TW’s net income in 2015 as compared to the same periods in 2014.

Segment Information

The following table summarizes our income before taxes and noncontrolling interests attributable to each of our business segments for the three and nine months ended September 30, 2015 and 2014 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended September 30,		% Change Between 2015 and 2014	Nine Months Ended September 30,		% Change Between 2015 and 2014
	2015	2014		2015	2014
	(Dollars in thousands)			(Dollars in thousands)
Container Ownership	$3,289	$48,402	(93.2%)	$69,448	$107,721	(35.5%)
Container Management	6,336	9,110	(30.5%)	20,199	23,319	(13.4%)
Container Resale	2,321	2,444	(5.0%)	6,577	7,763	(15.3%)
Other	(1,079)	(723)	49.2%	(3,255)	(2,714)	19.9%
Eliminations	905	(2,088)	(143.3%)	372	(3,382)	(111.0%)

Income before income tax and noncontrolling interests	$11,772	$57,145	(79.4%)	$93,341	$132,707	(29.7%)

Income before income taxes and noncontrolling interests attributable to the Container Ownership segment for the three months ended September 30, 2015 decreased $45,113 (-93.2%) compared to the three months ended September 30, 2014. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(16,439	) (1)
Change from unrealized gains on interest rate swaps, collars and caps, net for the three months ended September 30, 2014 to unrealized losses on interest rate swaps, collars and caps, net for the three months ended September 30, 2015	(14,198	) (2)
Change from bad debt recovery to bad debt expense	(6,320	) (3)
Increase in direct container expense	(2,968	) (4)
Decrease in gain on sale of containers, net	(2,379	) (5)
Decrease in lease rental income	(1,450	) (6)
Increase in realized losses on interest rate swaps, collars and caps, net	(634	) (7)
Increase in interest expense	(495	) (8)
Other	(230)

	$(45,113)

(1)	The increase in depreciation expense and container impairment was due to a $5,801 increase due to a decrease in estimated future residual values used in the calculation of depreciation expense, an increase in impairments of $5,764 to write down the value of containers held for sale to their estimated fair value less cost to sell, a $3,875 increase resulting from an increase in the size of our owned fleet and a $2,650 container impairment net of estimated insurance proceeds for the three months ended September 30, 2015 for containers on operating and direct financing leases that were deemed economically unrecoverable from a customer that became insolvent in August 2015, partially offset by impairments for the three months ended September 30, 2014 of $1,651 for containers that were economically unrecoverable from lessees in default.
(2)	Unrealized gains (losses) on interest rate swaps, collars and caps, net changed from a net gain for the three months ended September 30, 2014 to a net loss for the three months ended September 30, 2015 primarily due to an increase in long-term interest rates during the three months ended September 30, 2014 compared to an decrease in long-term interest rates during the three months ended September 30, 2015.
(3)	Bad debt expense (recovery), net, changed from a net recovery for the three months ended September 30, 2014 to a net expense for the three months ended September 30, 2015 primarily due to $4,958 of proceeds received during the three months ended September 30, 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts, a provision of $1,575 during the three months ended September 30, 2015 resulting from a customer that become insolvent in August 2015.

(4)	The increase in direct container expense was primarily due to increases in storage expense, DPP expense and repair and recovery costs for slow-paying and bankrupt lessees, partially offset by a decrease in repositioning expense. The increase in direct container expense also included a decrease in inter-segment management fees of $439 paid to our Container Management segment primarily due to lower net operating income of the owned fleet partially offset by an increase in the size of the owned fleet, partially offset by an increase in inter-segment sales commissions of $305 paid to our Container Resale segment primarily due to an increase in the volume of owned container sales. Inter-segment sales commissions and management fees are eliminated in consolidation.
(5)	The decrease in gain on sale of containers, net was primarily due to a decrease in average sales proceeds of $93 per unit, partially offset by a 14.6% increase in the number of containers sold.
(6)	The decrease in lease rental income was primarily due to a 0.7 percentage point decrease in utilization for our owned fleet and a 6.8% decrease in average per diem rental rates, partially offset by a 6.9% increase in our owned fleet size. Lease rental income for the three months ended September 30, 2014 also included $2,620 of proceeds received from the settlement of outstanding claims for billing the Company had with a bankrupt lessee that were not previously recognized as lease rental income.
(7)	The increase in realized losses on interest rate swaps, collars and caps, net was due to an increase in average interest rate swap notional amounts of $337,227, partially offset by a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.06 percentage points.
(8)	Interest expense for the three months ended September 30, 2014 included the write-off of unamortized debt issuance costs of $390 related to the amendment of TMCL II’s secured debt facility. Excluding the write-off of unamortized debt issuance costs, the increase in interest expense was due to an increase in average debt balances of $349,112, partially offset by a decrease in average interest rates of 0.19 percentage points.

Income before income taxes and noncontrolling interests attributable to the Container Ownership segment for the nine months ended September 30, 2015 decreased $38,273 (-35.5%) compared to the nine months ended September 30, 2014. The following table summarizes the variances included within this decrease:

Increase in depreciation expense and container impairment	$(30,366	) (1)
Change from unrealized gains on interest rate swaps, collars and caps, net for the nine months ended September 30, 2014 to unrealized losses on interest rate swaps, collars and caps, net for the nine months ended September 30, 2015	(16,012	) (2)
Decrease in gain on sale of containers, net	(7,067	) (3)
Change from bad debt recovery, net to bad debt expense, net	(6,730	) (4)
Increase in realized losses on interest rate swaps, collars and caps, net	(2,161	) (5)
Increase in lease rental income	11,822	(6)
Decrease in interest expense	9,719	(7)
Decrease in direct container expense	2,489	(8)
Other	33

	$(38,273)

(1)	The increase in depreciation expense and container impairment was due to a $13,757 increase resulting from an increase in the size of our owned fleet, an increase in impairments of $9,622 to write down the value of containers held for sale to their estimated fair value less cost to sell, a $5,801 increase due to a decrease in the estimated future residual value of 40’ high cube containers used in the calculation of depreciation expense and a $2,650 container impairment net of estimated insurance proceeds recognized for the nine months ended September 30, 2015 for containers on operating and direct financing leases that were deemed economically unrecoverable from a customer that became insolvent in August 2015, partially offset by a decrease in impairments of $1,464 for containers that were economically unrecoverable from lessees in default.
(2)	Unrealized (losses) gains on interest rate swaps, collars and caps, net changed from a net gain for the nine months ended September 30, 2014 to a net loss for the nine months ended September 30, 2015 primarily due to an increase in long-term interest rates during the nine months ended September 30, 2014 compared to an decrease in long-term interest rates during the nine months ended September 30, 2015.

(3)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $95 per unit, a decrease in average gains on sales-type leases of $206 per unit and a 72.2% decrease in the number of containers placed on sales-type leases, partially offset by a 6.0% increase in the number of containers sold.
(4)	Bad debt expense (recovery), net, changed from a net recovery for the nine months ended September 30, 2014 to a net expense for the nine months ended September 30, 2015 primarily due to $4,958 of proceeds received during the nine months ended September 30, 2014 from the settlement of outstanding claims with a bankrupt lessee for billings included in the allowance for doubtful accounts, a provision of $2,574 during the nine months ended September 30, 2015 resulting from a customer that become insolvent in August 2015.
(5)	The increase in realized losses on interest rate swaps, collars and caps, net was due to an increase in average interest rate swap notional amounts of $439,118, partially offset by a decrease in the average net settlement differential between variable interest rates received compared to fixed interest rates paid on interest rate swaps of 0.13 percentage points.
(6)	The increase in lease rental income was primarily due to a 7.7% increase in our owned fleet size and a 1.5 percentage point increase in utilization for our owned fleet, partially offset by a 4.8% decrease in average per diem rental rates. Lease rental income for the nine months ended September 30, 2014 also included $2,620 of proceeds received from the settlement of outstanding claim for billings the Company had with a bankrupt lessee that were not previously recognized as lease rental income.
(7)	Interest expense for the nine months ended September 30, 2015 included the write-off of unamortized debt issuance costs of $160 related to the amendment of TL’s revolving credit facility and $298 related to the amendment of TMCL IV’s secured debt facility. Interest expense for the nine months ended September 30, 2014 included the write-off of unamortized debt issuance costs of $6,424 related to the early redemption of TMCL’s bonds and $390 related to the amendment of TMCL II’s secured debt facility. Excluding the write-off of unamortized debt issuance costs, the decrease in interest expense was due to a decrease in average interest rates of 0.49 percentage points, partially offset by an increase in average debt balances of $346,940.
(8)	The decrease in direct container expense was primarily due to an increase in utilization for our owned fleet, partially offset by an increase in the size of our owned fleet and included decreases in storage expense, repair and recovery costs for slow-paying and bankrupt lessees, insurance expense, agency expense and repositioning costs, partially offset by an increase in DPP expense. The decrease in direct container expense also included an increase in inter-segment management fees of $1,917 paid to our Container Management segment primarily due to an increase in the size and improved net operating income of the owned fleet, partially offset by a decrease in inter-segment sales commissions of $467 paid to our Container Resale segment primarily due to a decrease in average sales proceeds of owned container sales. Inter-segment sales commissions and management fees are eliminated in consolidation.

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended September 30, 2015 decreased $2,774 (-30.5%) compared to the three months ended September 30, 2014. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(3,582	) (1)
Increase in overhead expense	(526	) (2)
Decrease in short-term incentive compensation expense	943	(3)
Other	391

	$(2,774)

(1)

The decrease in management fees was due to a $2,576 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a decrease in the amount of owned container purchases, a $567 decrease in management fees from external customers resulting from a 7.0% decrease in the size of the managed fleet primarily due to our July 2014 acquisition of approximately 7,600 TEU of containers that we previously managed and a $439 decrease in inter-segment management fees received from our Container Ownership segment primarily due to lower net operating income of the owned fleet, partially offset by an increase in the size of the owned fleet. Inter-segment management fees and acquisition fees are eliminated in consolidation.
(2)	The increase in overhead expense was primarily due to increases in compensation costs, professional fees and information technology costs.
(3)	The decrease in short-term incentive compensation expense was due to a decrease in the expected incentive compensation awards for fiscal year 2015 compared to fiscal year 2014.

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the nine months ended September 30, 2015 decreased $3,120 (-13.4%) compared to the nine months ended September 30, 2014. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(2,374	) (1)
Increase in overhead expense	(1,752	) (2)
Decrease in short-term incentive compensation expense	999	(3)
Other	7

	$(3,120)

(1)	The decrease in management fees was due to a $3,281 decrease in inter-segment acquisition fees received from our Container Ownership segment due to a decrease in the amount of owned container purchases and a $1,010 decrease in management fees from external customers, partially offset by a $1,917 increase in inter-segment management fees received from our Container Ownership segment primarily due to an increase in the size and improved net operating income of the owned fleet.
(2)	The increase in overhead expense was primarily due to increases in compensation costs, professional fees, information technology costs and travel costs.
(3)	The decrease in short-term incentive compensation expense was primarily due to a decrease in the expected incentive compensation awards for fiscal year 2015 compared to fiscal year 2014.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended September 30, 2015 decreased $123 (-5.0%) compared to the three months ended September 30, 2014. The following table summarizes the variances included within this decrease:

Change from net gains on container trading, net for the three months ended September 30, 2014 compared to net losses for the three months ended September 30, 2015	$(499	) (1)
Increase in amortization expense	(112	) (2)
Increase in management fees	356	(3)
Other	132

	$(123)

(1)	The change from net gains on container trading for the three months ended September 30, 2014 to net losses on container trading for the three months ended September 30, 2015 was due to a 56.1% decrease in unit sales of containers resulting from a decrease in the number of trading containers that we were able to source and sell, a decrease in average sales proceeds per container and an increase in the average cost per unit of containers sold.
(2)	The increase in amortization expense was primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.
(3)	The increase in management fees was due to an increase in sales commissions resulting from a $305 increase in inter-segment sales commissions received from our Container Ownership segment primarily due to an increase in the volume of owned container sales and a $51 increase in sales commissions from external customers primarily due to an increase in the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the nine months ended September 30, 2015 decreased $1,186 (-15.3%) compared to the nine months ended September 30, 2014. The following table summarizes the variances included within this decrease:

Decrease in management fees	$(714	) (1)
Increase in amortization expense	(336	) (2)
Other	(136)

	$(1,186)

(1)	The decrease in management fees was due to a decrease in sales commissions resulting from a $467 decrease in inter-segment sales commissions received from our Container Ownership segment primarily due to a decrease in average sales proceeds of owned container sales and a $247 decrease in sales commissions from external customers primarily due to a decrease in both average sales proceeds and the volume of managed container sales. Inter-segment sales commissions are eliminated in consolidation.
(2)	The increase in amortization expense was primarily due to a revision in amortization estimates for management fees for the Capital, Amficon and Capital Intermodal fleets.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended September 30, 2015 increased $356 (49.2%) compared to the three months ended September 30, 2014 primarily due to a $341 increase in corporate overhead expense resulting primarily from an increase in professional fees.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the nine months ended September 30, 2015 increased $541 (19.9%) compared to the nine months ended September 30, 2014 primarily due to a $539 increase in corporate overhead expense resulting primarily from an increase in professional fees.

Segment eliminations changed from a net loss of $2,088 for the three months ended September 30, 2014 to net income of $906 for the three months ended September 30, 2015. This change primarily consisted of a $2,576 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $412 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations changed from a net loss of $3,382 for the nine months ended September 30, 2014 to net income of $372 for the nine months ended September 30, 2015. This change primarily consisted of a $3,281 decrease in acquisition fees received by our Container Management segment from our Container Ownership segment and a $448 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 75% and 72% of our direct container expenses for the three and nine months ended September 30, 2015, respectively, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2014 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three and nine months ended September 30, 2015, our non-U.S. dollar operating expenses were spread among up to 18 currencies, respectively, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of September 30, 2015, we had cash and cash equivalents of $94,214. Our principal sources of liquidity have been (1) cash flows from operations, (2) the sale of containers, (3) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to TMCL II (the “TMCL II Secured Debt Facility”) and TMCL IV (the “TMCL IV Secured Debt Facility”), (4) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility” and the “TL Revolving Credit Facility II”), TW (the “TW Revolving Credit Facility”) and TAP Funding (the “TAP Funding Revolving Credit Facility”), (5) proceeds from TL’s term loan (the “TL Term Loan”) and (6) proceeds from the issuance of Textainer Marine Container III Limited’s Series 2013-1 and 2014-1 Fixed Rate Asset Backed Notes (the “2014-1 Bonds” and “2013-1 Bonds”, respectively). As of September 30, 2015, we had the following outstanding borrowings and borrowing capacities under the TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds (in thousands):

Facility:	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Available Borrowing, as Limited by our Borrowing Base	Current and Available Borrowing
TMCL II Secured Debt Facility	$922,100	$277,900	$1,200,000	$922,100	$439	$922,539
TMCL IV Secured Debt Facility	199,000	101,000	300,000	199,000	—	199,000
TL Revolving Credit Facility	514,000	186,000	700,000	514,000	186,000	700,000
TL Revolving Credit Facility II	160,000	30,000	190,000	160,000	8,648	168,648
TW Revolving Credit Facility	163,763	136,237	300,000	163,763	9,876	173,639
TAP Funding Revolving Credit Facility	129,500	20,500	150,000	129,500	20,500	150,000
TL Term Loan	446,000	—	446,000	446,000	—	446,000
2013-1 Bonds(1)	240,720	—	240,720	240,720	—	240,720
2014-1 Bonds(2)	273,772	—	273,772	273,772	—	273,772

Total	$3,048,855	$751,637	$3,800,492	$3,048,855	$225,463	$3,274,318

(1)	Current borrowing for the 2013-1 Bonds exclude an unamortized discount of $987.
(2)	Current borrowing for the 2014-1 Bonds exclude an unamortized discount of $85.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At September 30, 2015, cumulative earnings of approximately $33,791 would be subject to income taxes of approximately $10,137 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact on the Company of continuing and further disruptions in the credit markets.

The TMCL II Secured Debt Facility, the TMCL IV Secured Debt Facility, the TL Revolving Credit Facility, the TL Revolving Credit Facility II, the TW Revolving Credit Facility, the TAP Funding Revolving Credit Facility, the TL Term Loan, the 2013-1 Bonds and the 2014-1 Bonds require us to comply with certain financial and nonfinancial covenants. As of September 30, 2015, we were in compliance with all of the applicable covenants.

On October 29, 2015, TGH’s board of directors approved and declared a quarterly cash dividend of $0.24 per share on TGH’s issued and outstanding common shares, payable on December 4, 2015 to shareholders of record as of November 24, 2015.

On October 29, 2015, TGH’s board of directors approved a share repurchase program of up to $100,000 of the Company’s common shares. Under the program, the company may purchase its common shares from time to time in the open market, in privately negotiated transactions or establishes a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares.

Cash Flow

The following table summarizes historical cash flow information for the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,		% Change Between 2015 and 2014
	2015	2014
	(Dollars in thousands)
Net income	$89,081	$151,402	-41.2%
Adjustments to reconcile net income to net cash provided by operating activities	188,479	107,141	75.9%

Net cash provided by operating activities	277,560	258,543	7.4%
Net cash used in investing activities	(275,536)	(333,183)	-17.3%
Net cash (used in) provided by financing activities	(14,672)	41,293	-135.5%
Effect of exchange rate changes	(205)	46	-545.7%

Net decrease in cash and cash equivalents	(12,853)	(33,301)	-61.4%
Cash and cash equivalents, beginning of year	107,067	120,223	-10.9%

Cash and cash equivalents, end of the period	$94,214	$86,922	8.4%

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2015 increased $19,017 (7.4%) compared to the nine months ended September 30, 2014. The following table summarizes the variances included within this increase:

Increase in net income adjusted for non-cash items	$10,135	(1)
Decrease in gains on sale of containers, net	7,067	(2)
Increase in due to owners, net during the nine months ended September 30, 2015 compared to a decrease during the nine months ended September 30, 2014	5,006	(3)
Smaller decrease in prepaid expenses and other current assets during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014	2,541	(4)
Smaller increase in trading containers during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014	(5,614	) (5)
Other	(118)

	$19,017

(1)	The increase in net income adjusted for noncash items such as depreciation expense and container impairment, discrete tax benefits for the re-measurement of unrecognized tax benefits, unrealized losses on interest rate swaps, collars and caps, net and amortization of debt issuance costs and accretion of bond discount was primarily due to a 7.7% increase in our owned fleet due to the purchase of new and used containers and a 1.5 percentage point increase in utilization for our owned fleet, partially offset by a 4.8% decrease in per diem rental rates.

(2)	The decrease in gain on sale of containers, net was due to a decrease in average sales proceeds of $95 per unit, a decrease in average gains on sales-type leases of $206 per unit and a 72.2% decrease in the number of containers placed on sales-type leases, partially offset by a 6.0% increase in the number of containers sold.
(3)	The increase in due to owners, net during the nine months ended September 30, 2015 compared to a decrease during the nine months ended September 30, 2014 was due to the timing of payments made.
(4)	The smaller decrease in prepaid expense and other current assets during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was primarily due to a decrease in debt issuance costs paid, partially offset by a decrease in the write off of unamortized debt insurance costs.
(5)	The smaller increase in trading containers during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 was due to a change in the number of trading containers that were held for sale.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2015 decreased $57,647 (-17.3%) compared to the nine months ended September 30, 2014 due to a lower amount of cash paid for container and fixed asset purchases and lower proceeds from the sale of containers and fixed assets, partially offset by a higher receipt of payments on direct financing and sales-type leases, net of income earned.

Financing Activities

Net cash provided by financing activities of $41,293 for the nine months ended September 30, 2014 compared to net cash used in in financing activities of $14,672 for the nine months ended September 30, 2015. The following table summarizes the variances included within this change:

Payments on the term loan during the nine months ended September 30, 2015 compared to net proceeds during the nine months ended September 30, 2014	$(516,300)
Decrease in net proceeds received from secured debt facilities	(203,000)
Decrease in net proceeds on revolving credit facilities	(13,499)
Dividends paid to noncontrolling interest during the nine months ended September 30, 2015	(2,994)
Decrease in capital contributions from noncontrolling interest	(2,773)
Decrease in proceeds received from the issuance of common shares upon the exercise of share options	(2,113)
Decrease in excess tax benefit from share-based compensation awards	(1,281)
Increase in dividends paid to Textainer Group Holdings Limited shareholders	(436)
Lower decrease in restricted cash	(119)
Decrease in principal payments on bonds payable	683,686
Decrease in debt issuance costs paid	2,864

$(55,965)

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2015:

	Payments Due by Twelve Month Period Ending September 30,
	Total	2016	2017	2018	2019	2020 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility	$922,100	$—	$—	$92,210	$92,210	$737,680
TMCL IV Secured Debt Facility	199,000	—	—	199,000	—	—
TL Revolving Credit Facility	514,000	—	—	—	—	514,000
TL Revolving Credit Facility II	160,000	—	—	—	—	160,000
TW Revolving Credit Facility	163,763	—	—	—	—	163,763
TAP Funding Revolving Credit Facility	129,500	—	—	—	129,500	—
TL Term Loan	446,000	31,600	31,600	31,600	351,200	—
2013-1 Bonds(1)	240,720	30,090	30,090	30,090	30,090	120,360
2014-1 Bonds(2)	273,772	30,140	30,140	30,140	30,140	153,212
Interest on obligations(3)	291,459	62,917	59,864	50,127	40,098	78,453
Interest rate swap and collar payables(4)	39,689	12,647	10,907	8,716	4,698	2,721
Office lease obligations	22,324	1,626	1,664	1,800	1,851	15,383
Container contracts payable	35,269	35,269	—	—	—	—

Total contractual obligations	$3,437,596	$204,289	$164,265	$443,683	$679,787	$1,945,572

(1)	Future scheduled payments for the 2013-1 Bonds exclude an unamortized discount of $987.
(2)	Future scheduled payments for the 2014-1 Bonds exclude an unamortized discount of $85.
(3)	Assuming an estimated current interest rate of London InterBank Offered Rate (“LIBOR”) plus a margin, which equals an all-in interest rate of 2.01%.
(4)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.19%, for all periods, for all interest rate contracts outstanding as of September 30, 2015.

Off Balance Sheet Arrangements

As of September 30, 2015, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2014 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2014 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2014 Form 20-F.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the nine months ended September 30, 2015, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2014 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive income.

The notional amount of the interest rate swap agreements was $1,372,428 as of September 30, 2015, with termination dates between October 15, 2015 and July 15, 2023. Through the interest rate swap agreements we have obtained fixed rates between 0.41% and 1.99%. The net fair value liability of these agreements was $11,108 and $127 as of September 30, 2015 and December 31, 2014, respectively.

The notional amount of the interest rate collar agreements was $104,721 as of September 30, 2015, with termination dates between April 15, 2019 and June 15, 2023. The net fair value liability of these agreements was $1,596 and $524 as of September 30, 2015 and December 31, 2014, respectively.

The notional amount of the interest rate cap agreements was $448,600 as of September 30, 2015, with termination dates between November 15, 2015 and May 20, 2016.

Based on the debt balances and derivative instruments as of September 30, 2015, it is estimated that a 1% increase in interest rates would result in a decrease in the net fair value liability of interest rate swaps, collars and caps of $28,728, an increase in interest expense of $23,266 and a decrease in realized losses on interest rate swaps, collars and caps, net of $10,451.

Quantitative and Qualitative Disclosures About Credit Risk

For the nine months ended September 30, 2015, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2014 Form 20-F.

ITEM 4. RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2014 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2015

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer